DynaMotive Energy Systems Corporation

                                   FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------

                         REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 or 15d-16 OF
                        THE SECURITIES EXCHANGE ACT OF 1934
                               FOR November 30, 2006

                       DYNAMOTIVE ENERGY SYSTEMS CORPORATION
              (Exact name of Registrant as specified in its charter)

                                -----------------


                          Suite 230 - 1700 West 75th Avenue
                                  Vancouver, BC
                                 Canada V6P 6G2
                                 (604) 267-6000
                     (Address of principal executive offices)

                                 -----------------

            [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                              FORM 20-F  X    FORM 40-F
                                        ---             ---
            [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                  YES         NO  X
                                      ---        ---

            [If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

DYNAMTOTIVE [LOGO]

             Form 52-109F2 - Certification of Interim Filings

I, R. Andrew Kingston, President and Chief Executive Officer for DynaMotive Energy Systems Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of DynaMotive Energy Systems Corporation (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 29, 2006

/s/ R.Andrew Kingston
---------------------
R. Andrew Kingston
President & CEO


Dynamotive Energy Systems Corporation    230-1700 W.75th Avenue, Vancouver BC
                                         Canada, V6P 6G2
                                         Telephone 604.267.6000
                                         Facsimile 604.267.6005

DYNAMTOTIVE [LOGO]

             Form 52-109F2 - Certification of Interim Filings

I, Brian Richardson, Chief Financial Officer for DynaMotive Energy Systems Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of DynaMotive Energy Systems Corporation (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 29, 2006


/s/ Brian Richardson
---------------------
Brian Richardson
Chief Financial Offier


Dynamotive Energy Systems Corporation    230-1700 W.75th Avenue, Vancouver BC
                                         Canada, V6P 6G2
                                         Telephone 604.267.6000
                                         Facsimile 604.267.6005

[DYNAMOTIVE LOGO]

                         Angus Corporate Center 877.863.2268 - Toll Free 230 - 1700 West 75th Ave 604.267.6000 - Telephone
                         Vancouver BC               604.267.6005 - Facsimile
                         Canada  V6P 6G2            www.dynamotive.com






      NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS


The financial statements of DynaMotive Energy Systems Corporation and the accompanying interim consolidated balance sheet as at September 30, 2006 and the interim consolidated statements of loss, deficit and cash flows for the nine months period then ended are the responsibility of the Company's management. These consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of the Company.

The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles.








   /s/ R. Andrew Kingston                  /s/ Brian Richardson
----------------------------------      ----------------------------------
R. Andrew Kingston                         Brian Richardson
President & Chief Executive Officer        Chief Financial Officer
Vancouver, Canada                          Vancouver, Canada
November 29, 2006                          November 29, 2006

                            ---------------------------------------------------
                                          DYNAMOTIVE ENERGY SYSTEMS CORPORATION
                            Unaudited Interim Consolidated Financial Statements
                                   For the nine months ended September 30, 2006
                                                              (In U.S. Dollars)

                                                                       Contents
                            ---------------------------------------------------






Consolidated Financial Statements
     Consolidated Balance Sheets                                           2
     Consolidated Statements of Loss and Deficit                           3
     Consolidated Statements of Cash Flows                                 4
     Notes to Consolidated Financial Statements                            5-12

  DynaMotive Energy Systems Corporation
                         UNAUDITED CONSOLIDATED BALANCE SHEETS
                            (Expressed in U.S. dollars)

                                                   September 30,   December 31,
                                                       2006            2005
                                                    (Unaudited)      (Audited)
                                                         $                $
-------------------------------------------------------------------------------
ASSETS
Current
Cash and cash equivalents                           11,768,579       1,428,468
Restricted cash                                             --         172,813
Accounts receivable                                    310,207          40,326
Government grants receivable                         1,138,878         627,582
Prepaid expenses and deposits                          780,848         235,127
-------------------------------------------------------------------------------
Total current assets                                13,998,512       2,504,316
Long term investment                                   100,000              --
Capital assets                                      18,191,103      14,199,148
Patents                                                268,364         259,109
-------------------------------------------------------------------------------
TOTAL ASSETS                                        32,557,979      16,962,573
===============================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities (Note 4)    3,530,317       7,314,856
Project advance (Note 5)                               500,000              --
Convertible debenture (Note 6)                              --         546,461
-------------------------------------------------------------------------------
Total current liabilities                            4,030,317       7,861,317
Deferred revenue (Note 7)                              400,000              --
Long-term debt (Note 8)                                     --         808,848
-------------------------------------------------------------------------------
Total liabilities                                    4,430,317       8,670,165
-------------------------------------------------------------------------------
Shareholder's equity
Share capital                                       82,216,230      51,849,476
Shares to be issued (Note 9c)                        1,067,171       2,677,832
Contributed surplus                                 15,637,805      13,047,158
Cumulative translation adjustment                      494,560        (434,661)
Deficit                                            (71,288,104)    (58,847,397)
-------------------------------------------------------------------------------
Total shareholders' equity                          28,127,662       8,292,408
-------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY          32,557,979      16,962,573
===============================================================================

The accompanying notes are an integral part of these financial statements.

Approved on behalf of the Board:


"R. Andrew Kingston" Director                "Richard C H Lin"     Director
--------------------                          --------------------

 DynaMotive Energy Systems Corporation

                    UNAUDITED CONSOLIDATED STATEMENT OF LOSS
                          (Expressed in U.S. dollars)

                                    Three Months Ended      Nine Months Ended
                                       September 30,           September 30,
                                     2006        2005        2006       2005
                                                           (restated,
                                                             Note 3)
                                       $           $          $           $
------------------------------------------------------------------------------
EXPENSES
Marketing and business development 464,385     195,909   1,394,025     551,751
Research and development           974,743     492,733   3,050,615   1,640,337
General and administrative
  expenses                       1,784,153   1,323,353   5,282,125   3,589,818
Depreciation and Amortization       28,997      35,294      84,597     102,202
Interest expense                    24,524     925,533     446,877   1,084,352
Exchange (gain) loss                 1,445     (29,244)    248,563     (28,636)
-------------------------------------------------------------------------------
                                 3,278,247   2,943,578  10,506,802   6,939,824
-------------------------------------------------------------------------------
Loss from operations            (3,278,247) (2,943,578)(10,506,802) (6,939,824)

OTHER REVENUE AND EXPENSES
Interest and other income          191,283      19,505     366,095      20,710
Loss on write-down of long-term
  Assets (Note 10)              (2,300,000)         --  (2,300,000)         --
-------------------------------------------------------------------------------
Loss for the Period             (5,386,964) (2,924,073)(12,440,707) (6,919,114)
===============================================================================

Weighted average number of
common shares outstanding      162,278,171 109,672,315 148,705,520 104,389,515
-------------------------------------------------------------------------------
Basic and diluted loss per
    common share                      0.03        0.03        0.08        0.07
-------------------------------------------------------------------------------
The accompanying notes are an integral part of these financial statements.

                   UNAUDITED CONSOLIDATED STATEMENT OF DEFICIT
                          (Expressed in U.S. dollars)

                                    Three Months Ended      Nine Months Ended
                                       September 30,           September 30,
                                     2006        2005        2006       2005
                                                           (restated,
                                                             Note 3)
                                       $           $          $           $
------------------------------------------------------------------------------
Deficit, beginning of period   (65,901,140)(50,845,094)(58,847,397)(46,850,053)
Loss for the period            ( 5,386,964)( 2,924,073)(12,440,707)( 6,919,114)
-------------------------------------------------------------------------------
Deficit, end of period         (71,288,104)(53,769,167)(71,288,104)(53,769,167)
===============================================================================

See accompanying notes

DynaMotive Energy Systems Corporation
                 UNAUDITED CONSOLIDATED STATEMENT OF CASHFLOW
                         (expressed in U.S. dollars)

                                    Three Months Ended      Nine Months Ended
                                       September 30,          September 30,
                                     2006       2005        2006        2005
                                                           (restated,
                                                             Note 3)
                                       $           $          $           $
-------------------------------------------------------------------------------
OPERATING ACTIVITIES
Loss for the period             (5,386,964)  (2,924,073)(12,440,707)(6,919,114)
Add items not involving cash:
   Depreciation and amortization    28,997       35,294      84,597    102,202
   Interest-accretion on
     convertible loan                   --           --     233,017        --
   Loss on write-down of long
     term assets                 2,300,000           --   2,300,000        --
   Stock based compensation        686,494    1,334,142   3,211,828  2,436,945
   Translation (gain) loss           1,445      (29,324)    248,563    (49,770)
Net change in non-cash working
   capital balances related to
   operations (Note 12)         (1,805,135)    (883,127) (3,907,156)   354,019
-------------------------------------------------------------------------------
Cash used in operating
   activities                   (4,175,163)  (2,467,088)(10,269,858)(4,075,718)
-------------------------------------------------------------------------------

FINANCING ACTIVITIES
Increase in convertible note
  - short term                          --     (500,000)         --    825,000
Increase short term advance             --           --          --    (42,331)
Decrease in long term loan              --           --    (830,013)        --
Increase in Joint Venture
  deposit received                      --           --     500,000         --
Decrease in project deposits            --           --          --   (164,298)
Decrease (increase) in government
  grants receivable                381,773     (616,765)   (474,036)  (781,850)
Increase in deferred revenue        50,000           --     400,000         --
Share capital issued             1,015,924    3,305,069  24,723,410  6,206,650
Shares to be issued                253,333      115,000     253,333    279,298
-------------------------------------------------------------------------------
Cash provided by financing
   activities                    1,701,030    2,303,304  24,572,694  6,322,469
-------------------------------------------------------------------------------

INVESTING ACTIVITIES
Increase in long term investments (100,000)          --    (100,000)        --
Increase in patent costs            (6,417)     (10,238)    (16,651)   (20,769)
Purchase of capital assets (net
  of government grants)         (2,363,994)     650,791  (4,065,042)(1,856,925)
Decrease in restricted cash             --           --     172,813         --
-------------------------------------------------------------------------------
Cash used in
  investing activities          (2,470,411)     640,553  (4,008,880)(1,877,694)
-------------------------------------------------------------------------------
Increase (decrease)in cash
  and cash equivalents          (4,944,544)     476,769  10,293,956    369,057
Effects of foreign exchange rate
   changes on cash                  (4,378)       7,533      46,155     48,832
-------------------------------------------------------------------------------
Increase (decrease) in cash
  and cash equivalents during
  the period                    (4,948,922)     484,302  10,340,111    417,889
Cash and cash equivalents,
   beginning of period          16,717,501       70,558   1,428,468    136,971
-------------------------------------------------------------------------------
Cash and cash equivalent,
   end of period                11,768,579      554,860  11,768,579    554,860
===============================================================================

The accompanying notes are an integral part of the financial statements.

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September 30, 2006 and 2005                 (in U.S. dollars)

1. DESCRIPTION OF BUSINESS

In this Report, unless the context otherwise requires, the terms the "Company" and "Dynamotive" refer to Dynamotive Energy Systems Corporation and its subsidiaries. The Company is listed on the over-the-counter bulletin board (OTCBB) under the symbol: DYMTF.OB. The executive office of the Company is Suite 230 - 1700 West 75th Avenue, Vancouver, British Columbia, Canada V6P 6G2 (Telephone: 1-604-267-6000).

Dynamotive was incorporated on April 11, 1991 under the laws of the Province of British Columbia. The Company changed its name from Dynamotive Technologies Corporation on June 26, 2001. Dynamotive is focused on the development of innovative energy solutions on its patented fast pyrolysis system. The Company's focus is to commercialize its patented BioOil production technology and establish this technology for production of BioOil clean fuels.

Dynamotive Energy Systems Corporation (the "Company" and or "Dynamotive") is a leader in biomass-to-liquid fuel conversion, a process known as "Fast Pyrolysis". Its principal business is the development and commercialization of its renewable energy process called "Fast Pyrolysis", which is a fast pyrolysis process that produces liquid BioOil fuel from biomass or biomass waste feedstocks. BioOil is a clean, renewable fuel which can replace natural gas, diesel and other fossil fuels to produce power, mechanical energy and heat in industrial boilers, fuel gas turbines and fuel reciprocating engines. The Company aims to unleash significant amounts of energy production, in the form of BioOil fuels, based upon utilization of abundant biomass waste streams from agricultural and forest operations and other post-industrial biomass residues. In many cases, the feedstock sources are costly to dispose of and therefore are available at zero cost or are potentially revenue generating when converted into BioOil. The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral, and is consistent with other renewable energy sources such as wind, hydro and solar. The significant advantage of biomass energy over other renewable forms of energy, is that biomass is capable of delivering energy on a 24/7 basis, whereas wind, hydro and solar energy sources are all subject to natural fluctuations.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Dynamotive Corporation, incorporated under the laws of Rhode Island, U.S.A.; Dynamotive Europe Limited, incorporated under the laws of the United Kingdom; Dynamotive Canada Inc., federally incorporated under the laws of Canada; Dynamotive Biomass Resource Corporation, provincially incorporated under the laws of British Columbia, Canada. In addition, the Company owns 99.9% of the West Lorne BioOil Co-Generation Limited Partnership formed under the law of Ontario and has accounted for its proportionate share of the partnership.

These financial statements have been prepared on the going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September 30, 2006 and 2005                 (in U.S. dollars)

2. UNAUDITED INTERIM FINANCIAL STATEMENTS

The unaudited balance sheet at September 30, 2006 and the unaudited interim statements of loss and deficit and cash flows for the nine-month periods ended September 30, 2006 and 2005, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements of the Company for the year ended December 31, 2005. These interim financial statements include all adjustments necessary for the fair statement of results of the interim periods. The data disclosed in the notes to the interim consolidated financial statements for this period are also unaudited. Results for the nine months ended September 30, 2006 are not necessarily indicative of the results to be expected for the full year. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2005, and the summary of significant accounting policies included therein.

The accounts of the Company and its consolidated subsidiaries are measured using the Canadian dollar as the functional currency. Monetary items denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date and non-monetary items are translated using historical exchange rates. Exchange gains or losses arising on the translation or settlement of foreign currency denominated monetary items are included in the determination of net income.

The Company uses the U.S. dollar as the reporting currency for its consolidated financial statements. Assets and liabilities are translated into U.S. dollars using current exchange rates in effect at the balance sheet date and revenue and expense accounts are translated using the average exchange rate during the nine months. Gains and losses resulting from this process are recorded in shareholders' deficit as an adjustment to the cumulative translation adjustment account.


3. RESTATEMENT

The Company is restating its reporting of revenue and certain expenses for the first six months of 2006 to reflect as deferred revenue $400,000 previously recorded as revenue and to reverse the remaining $400,000 relating to Master License and Plant License Agreements entered into by the Company with third parties. This latter amount will be recorded as deferred revenue when funds are received and/or any related advances are repaid. $115,522 previously recorded as product and service revenue at June 30, 2006 has now been credited against Research and Development expenses. In addition, $440,785 previously recorded as depreciation expense has been reversed.


4. GUARANTEE PROVIDED BY DYNAMOTIVE

In 2001, Border Biofuels Limited ("BBL") a company 75% owned by Dynamotive, entered into a credit facility with Bank of Scotland for a maximum of $374,520 (GBP 200,000). The credit facility is denominated in British Pounds Sterling. Interest is charged at the bank's base rate plus 3%. The credit facility is guaranteed by the Company. During 2002 BBL became insolvent. If the Bank is unable to realize on its security with BBL, it has the right to seek settlement from the Company for payment. Although there is currently no indication that the Bank will pursue the Company, the Company has recognized the full amount of the guarantee as a current liability and included the impact as part of the 2002 (December) loss from discontinued operations. As BBL remains in liquidation at September 30, 2006, there has been no change in status regarding the settlement of the credit facility.

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September 30, 2006 and 2005                 (in U.S. dollars)

5. JOINT VENTURE DEPOSIT RECEIVED

During the first quarter of 2006, the Company received $500,000 as an initial equity investment for a 49% interest in Dynamotive Biomass Resource Corporation ("DBRC") to be established in cooperation with Consensus Business Group ("CBG") of the United Kingdom. CBG has also agreed to pay the Company a further $1.5 million on the condition that the Company transfer certain project opportunities to DBRC, invest $500,000 in DBRC's equity and loan $1 million to DBRC on commercial terms. As at September 30, 2006, DBRC has been incorporated and the Company is holding the deposit until it is advanced to DBRC as CBG's initial equity investment.

See also Note 14(a), Subsequent Event.


6. CONVERTIBLE DEBENTURES

In 2005, the Company issued $1,825,000 of convertible debentures including $175,000 of debentures issued to officers and directors (or companies controlled by officers and directors) of the Company. These debentures were due between June and September 2006, have an interest rate of 10% payable in shares and are convertible into Company common shares at rates between $0.40 and $0.425 per share. These debentures were collateralized by certain government receivables and guaranteed by the Company. In September and December 2005, $1,150,000 of the debentures were converted into 2,727,941 common shares and 681,985 Series U warrants. In addition, 101,071 shares and 25,267 Series U warrants were issued in 2005 as an interest payment on the debenture. During the first six months of 2006, the remaining $675,000 of the debentures were converted into 1,613,969 common shares and 484,787 Series U warrants. In addition, 109,370 shares and 29,493 Series U warrants were issued in 2006 as an interest payment on the debenture. As at September 30, 2006, no debentures were outstanding.

The original proceeds of the debenture have been allocated to the debenture and the conversion feature at December 31, 2005 based on their relative fair values. Accordingly, $1,173,409 was originally allocated to the debenture and $651,591 was allocated to the conversion feature. The carrying value of the debt is being accreted up to its face value over the term to maturity. The accretion of the debt discount began in June 2005 and $96,695 was accreted during the period to December 31, 2005. The amount of $426,357 was expensed in the 2005 due to the conversion of the debentures. During the first six months of 2006, $20,645 was accreted of the debt discount and $107,894 was expensed due to conversion of the remaining debentures.

As at December 31, 2005, restricted funds of $172,813 were held by the Company's lawyer as collateral for short-term convertible debentures. In January 2006, debenture holders converted the same amount to company shares and these funds became non-restricted.


7. DEFFERED REVENUE

As at September 30, 2006 the Company has received $500,000 from Rika Ltd. as payment for a Master License to develop project opportunities the Ukraine and the Baltic republics using Dynamotive's patented pyrolysis technology. This $500,000 is non-refundable. Dynamotive has loaned $250,000 to Rika on commercial terms as a short-term loan receivable. The $500,000 License payment less the $250,000 loan has been recorded as deferred revenue on the Company's balance sheet.

The Company has also received $150,000 from Classic Power as an initial payment on a Plant License for Guelph, Ontario, Canada. This $150,000 is non-refundable and has been recorded as deferred revenue.

See also Note 14(b), Subsequent Event.

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September 30, 2006 and 2005                 (in U.S. dollars)

8. LONG-TERM DEBT

In 2004, the West Lorne BioOil Co-Generation LP (the "LP") entered into a loan agreement with a Bahamas Corporation for an $830,013 (C$1,000,000) loan. The loan bears interest at 1.25% per month with interest due monthly and the principal due August 11, 2007. The LP may repay the loan at any time without penalty. The loan agreement also called for the Company to issue 312,500 warrants to purchase common shares of the Company, exercisable at $0.50 per share for a period of three years, as part of the loan financing. The loan was collateralized by the assets of the LP and guaranteed by the Company.

The proceeds of the loan have been allocated to the debt and warrants based on their relative fair values. In 2004, $760,209 was allocated to the loan and $69,804 was allocated to the warrants. The carrying value of the debt will be accreted up to its face value over the term to maturity. The accretion of the debt discount began in January 2005 and $22,591 was accreted in 2005. During first five months of 2006, $9,459 was accreted of the debt discount and $37,754 was expensed due to the repayment of the loan in June 2006. The loan was repaid in full in June 2006.

9. SHARE CAPITAL

[a] Authorized share capital

The Company's authorized capital consists of an unlimited number of common shares (2005 - unlimited common shares) with no par value and unlimited Class A preferred shares with no par value (2005 - unlimited preferred shares with a par value of $5.00 each), having attached special rights and restrictions. No preferred shares were issued and outstanding at September 30, 2006.

[b] Issued and outstanding share capital
                                              September 30,    December 31,
                                                   2006              2005
                                                     $                $
Issued and outstanding
----------------------------------------------------------------------------
Common Shares 166,352,898 [December 31, 2005]   82,216,230      51,849,476
- 123,211,875]

                                                                     Number of
Common Share Issuance Summary for the Period              $            Shares
------------------------------------------------------------------------------
Share Capital, December 31, 2005                       51,849,476  123,211,875
Private placement issued for cash, net of finder's fee 18,681,856   24,001,489
Shares issued from exercised of option for cash           346,898      951,050
Shares issued from exercised of warrants for cash       5,436,964   12,878,589
Shares issued for settlement of fees payable            2,042,811    1,599,907
Shares issued for commercial services                   3,137,103    2,542,649
Shares issued for conversion of convertible debentures    726,056    1,723,339
Cancellation of escrow shares                              (4,934)    (556,000)
Share Capital, September 30, 2006
   Common shares without par value                     82,216,230  166,352,898
------------------------------------------------------------------------------

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September 30, 2006 and 2005                 (in U.S. dollars)

9. SHARE CAPITAL (CONT'D)

[c]   Shares to be issued

At September 30, 2006, the Company has 1,410,037 common shares to be issued which are comprised of:

(i) 972,855 common shares for a total of $813,838 to be issued to Directors or companies controlled by Directors of the Company (487,959 common shares) and non-employees for services rendered under compensation arrangements (484,896 common sharers).

(ii) Of the remaining 437,182 common shares are related to exercise of warrants and exercise of options. At September 30, 2006, the Company has received $253,333 in cash for these shares to be issued.


[d] Stock options
At September 30, 2006 the following stock options to Directors, employees and others were outstanding:

                         Options Outstanding            Options Exercisable
              -------------------------------------  ------------------------
                  Number      Weighted-   Weighted-     Number      Weighted-
   Range of    Outstanding    Average      Average    Outstanding    Average
   Exercise    at Sept 30,    Remaining    Exercise   at Sept 30,    Exercise
    Prices        2006       Contractual    Price        2006         Price
                                Life
-----------------------------------------------------------------------------
$0.20 - $0.23   4,885,617    6.83 years     $0.21      4,885,617     $0.21
$0.33 - $0.50   7,575,833    3.18 years     $0.47      7,495,833     $0.47
$0.58 - $0.90     569,083    1.00 years     $0.73        569,083     $0.73
    $1.00         120,000    3.35 years     $1.00        120,000     $1.00
$1.50 - $1.60     872,500    2.88 years     $1.59        872,500     $1.59
-----------------------------------------------------------------------------
               14,023,033                             13,943,033
-----------------------------------------------------------------------------

From time to time, the Company has provided incentives in the form of share purchase options to the Company's directors, officers, employees and others. The Company has reserved 24,952,935 (15%) of common shares for issuance upon the exercise of stock options of which at September 30, 2006, 7,492,356 are available to be granted. The exercise price and the vesting terms of the options are determined by the Compensation Committee. The exercise price will generally be at least equal to the market price of the common shares at the date of the grant. Stock options granted are also subject to certain vesting provisions as determined by the Compensation Committee.

Stock option transactions for the respective periods and the number of stock options outstanding are summarized as follows:

                                             No. Common          Weighted
                                           Shares Issuable   Average Exercise
Options Exercisable                                               Price
-----------------------------------------------------------------------------
Balance, December 31, 2005                   13,913,250            0.39
Options granted                               1,235,833            1.20
Options forfeited or expired                   (170,000)           0.50
Options exercised                              (956,050)           0.37
---------------------------------------------------------------------------
Balance, September 30, 2006                  14,023,033            0.47
---------------------------------------------------------------------------

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September 30, 2006 and 2005                 (in U.S. dollars)

9. SHARE CAPITAL (CONT'D)

[e] Common share purchase warrants

At September 30, 2006 the common share purchase warrants outstanding were as follows:

            No. of Common     Exercise
Series     shares Issuable     Price              Expiration Date
------------------------------------------------------------------------------
P Warrants      855,522    $0.33 to $0.40   December 23, 2006
Q Warrants    4,094,981    $0.20 to $0.75   November 07, 2006 - August 31, 2008
R Warrants    2,500,000        $0.20        August 31, 2008
S Warrants   22,470,747    $0.44 to $2.06   October 07, 2006 - May 31, 2011
U Warrants      946,348    $0.46 to $0.53   September 22, 2008 -
                                              January 21, 2009
------------------------------------------------------------------------------
Total        30,867,598
------------------------------------------------------------------------------

Summary of warrants cancelled and issued during the nine month period ending September 30, 2006:

                       Number of Common Shares Issuable
             -------------------------------------------------
                       via Warrants
                       exercised/
                       cancelled    via Warrants
                       during the   Issued during
                       9 month      the 9 month
                at     Period       Period            at
              Dec 31,  ending Sept. ending Sept.    Sept. 30,     Exercise
Series         2005     30, 2006     30, 2006       2006          Price
----------------------------------------------------------------------------
P Warrants  3,735,482  (2,879,960)     --           855,522   $0.33 to $0.40
Q Warrants 10,357,295  (6,262,314)                4,094,981   $0.20 to $0.75
R Warrants  2,500,000      --          --         2,500,000       $0.20
S Warrants 15,998,808  (2,615,208)  9,087,147    22,470,747   $0.44 to $2.06
T Warrants    312,500    (312,500)     --            --           $0.49
U Warrants  1,207,252    (808,942)    548,038       946,348   $0.46 to $0.53
------------------------------------------------------------------------------
Total      34,111,337 (12,878,924)  9,635,185    30,867,598
------------------------------------------------------------------------------

[f] Stock appreciation rights

During 1998, the Company established a stock appreciation rights plan whereby the participants will be entitled to require the Company to redeem the stock appreciation rights ("SA Rights") for an amount equal to the excess of the market value of the underlying common shares over the initial value of the SA Right at the date of grant.

The SA Rights vest as the Company achieves stock value targets as defined in the agreement: the remaining 1/3 of the SA Rights issued may be redeemed upon the Company achieving a capitalized stock value of $100 million for a consistent twenty day trading period. On February 6, 2006 the Company's market capitalization exceeded $100 million for the 20th consecutive trading days and as a result the balance of unvested 100,000 SA Rights were vested.

The Company also has the right to redeem the SA Rights at its option under certain circumstances. The Company has the sole exclusive election to redeem the SA Rights in cash, shares or in a combination of cash and shares. The number of SA Rights that can be granted under the plan until December 31, 2008 cannot exceed 2,500,000.

There were 300,000 SA Rights with an initial value of $0.40 outstanding at December 31, 2005 and September 30, 2006. These SA Rights will expire on December 31, 2008.

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September 30, 2006 and 2005                 (in U.S. dollars)

[g] Escrow Shares

On March 27, 2006, 556,000 common shares were cancelled and returned to the Treasury as the milestone at a rate of one share for each $0.17 of "cash flow" as defined in the agreement, generated by the Company was not reached. $4,934 (Cdn$6,950) has been credited to contributed surplus due to the cancellation.

On February 6, 2006 the Company's market capitalization exceeded $100 million for the 20th consecutive trading days and as a result 225,334 shares were released from escrow and were issued to the holders.

During the quarter ended March 31, 2006, 225,334 [2005 - nil] common shares were released from escrow as the milestone was reached and at September 30, 2006, nil [2005 - 781,334] common shares are held in escrow.


10. LOSS ON WRITE-DOWN OF LONG-TERM ASSETS

The Company intends to invest $5 million over the next year to increase production capacity at its cogeneration and biofuel facility in West Lorne, Ontario, Canada. This upgrade is scheduled to begin in the first half of 2007.

Related to this planned expansion and upgrading of the West Lorne plant, the Company will be disposing of certain identified equipment and expects a net loss, inclusive of removal costs and realizations on sale, of $2.3 million.


11. RELATED PART TRANSACTIONS

The transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties. The Company had the following transactions with related parties during the period:

    (a) Consulting fees and salaries of $326,898 for the quarter (2005 - $157,100) have been accrued and paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $29,500 (2005 - $ nil) paid by stock based compensation. For the nine month period ended September 30, 2006, consulting fees and salaries of $852,151 (2005 - $479,209) have been accrued and paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $29,500 (2005 - $
nil) paid by stock based compensation.

    (b) As at September 30, 2006, $101,482 (2005 - $57,170) was paid to a
Director of the Company in connection with research and development for the Company's BioOil technology and related products.

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September 30, 2006 and 2005                 (in U.S. dollars)

12. Supplementary Cash Flow Information

Components of changes in non-cash balances related to operations are:

                                   Three Months Ended      Nine Months Ended
                                       September 30,         September 30,
                                    2006        2005        2006       2005
                                      $           $           $          $
-----------------------------------------------------------------------------
Account receivable                 (80,771)     (1,993)   (253,256)    144,910
Prepaid expenses and deposits     (477,305)    (47,283)   (525,823)    (99,792)
Accounts payable and
  accrued liabilities           (1,247,059)   (833,851) (3,128,077)    308,901
------------------------------------------------------------------------------
                                (1,805,135)   (883,127) (3,907,156)    354,019
==============================================================================

13. SEGMENTED FINANCIAL INFORMATION

In 2006 and 2005, the Company has only one reportable segment, BioOil Power Generation. The BioOil Power Generation segment relates to the biomass-to-energy technology. Substantially all of the Company's operations and assets are in Canada and are solely focused on the development and commercialization of its Fast Pyrolysis technology. BioOil Power Generation is a biomass-to-energy technology that converts low value forest waste and agricultural by-products into BioOil for use in power generation or other industrial energy purposes.

All of the loss for the nine month periods ended September 30, 2006 ($12,440,707) and September 30, 2005 ($6,919,114) is attributable to the
BioOil segment.


14. SUBSEQUENT EVENT

   (a) In October 2006 the Company received $1,000,000 from Consensus Business Group and transferred these funds, along with $500,000 held as Project advance, to its subsidiary Dynamotive Biomass Resource Corporation. (See also Note 5)

   (b) In October 2006, the Company received $200,000 from Renewable Oil Corporation (formerly known as Enecon Pyrolysis Pty. Ltd.) as a non-refundable payment for a Master License from Dynamotive for the Australian market. These funds will be recorded as deferred revenue in the forth quarter of 2006.

DynaMotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2006 compared to the nine-month period ended September 30, 2005

1.1 Date

This "Management's Discussion And Analysis" should be read in conjunction with the unaudited interim Consolidated Financial Statements and Notes of the Company included in this Quarterly Report, and with the audited Consolidated Financial Statements and Notes, included in the Company's Annual Report for the year ended December 31, 2005.

The following sets out management's discussion and analysis of our financial position and results of operations for the nine months ended September, 2006 and 2005.


1.2 Overview

Dynamotive Energy Systems Corporation (the "Company" and or "Dynamotive") is a leader in biomass-to-liquid fuel conversion using a process known as "Fast Pyrolysis". Its principal business is the development and commercialisation of its Fast Pyrolysis renewable energy process to produce liquid BioOil fuel from biomass or biomass waste feedstocks. BioOil is a clean, renewable fuel which can replace natural gas, diesel and other fossil fuels to produce power, mechanical energy and heat in industrial boilers, fuel gas turbines and fuel reciprocating engines. The Company aims to unleash significant amounts of energy production, in the form of BioOil fuels, based upon utilization of abundant biomass waste streams from agricultural and forest operations and other post-industrial biomass residues. The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral, and is consistent with other renewable energy sources such as wind, hydro and solar. One significant advantage of biomass energy over other renewable forms of energy, is that biomass is capable of delivering energy on a 24/7 basis, whereas wind, hydro and solar energy sources are all subject to natural fluctuations.

Dynamotive is attempting to establish its patented technology as the industry standard for the production of liquid biomass based fuels, in competition with other pyrolysis technologies, and other biomass to energy applications. The Company's fast pyrolysis process efficiently converts raw biomass or biomass wastes into three fuel types: Liquid (BioOil), Solid (char) and Gas (non-condensable gases). The non-condensable gases are used to fuel the pyrolysis process. The entire system is a closed loop with virtually no emissions or waste by-products.

The Company and its partners are also engaged in research and development on a range of derivative products that, if successful, could further enhance the market and value for BioOil as an alternative fuel and product source.

The Company was incorporated on April 11, 1991 in the Province of British Columbia, Canada, under the name of Dynamotive Canada Corporation. In October 1995, the shareholders approved a change of name to Dynamotive Technologies Corporation and in June 2001, the shareholders approved a change of name to the Company's current name.

As of September 30, 2006, the Company had four wholly-owned subsidiaries plus 99.9% ownership of a limited partnership: Dynamotive Corporation (incorporated in the State of Rhode Island in 1990), Dynamotive Europe Limited (formerly known as Dynamotive Technologies (UK) Ltd., incorporated in the United Kingdom in 1996), Dynamotive Canada, Inc. (incorporated in Canada in 2000),
Dynamotive Biomass Resource Corporation (incorporated in British Columbia, Canada in 2006) and the West Lorne BioOil Co-Generation Limited Partnership (the "Limited Partnership") which was formed in Ontario, Canada in September 2003. Dynamotive Canada Inc. acts as the General Partner of the Limited Partnership, which operates the BioOil co-generation plant in West Lorne, Ontario.

Dynamotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2006 compared to the nine-month period ended September 30, 2005

In this report, unless the context otherwise requires, the terms the "Company" and "Dynamotive" refer to Dynamotive Energy Systems Corporation and its subsidiaries. The Company is currently listed on the over-the-counter bulletin board (OTCBB) under the symbol: DYMTF.OB.

The principal executive office of the Company is Suite 230 - 1700 West 75th Avenue, Vancouver, British Columbia, Canada V6P 6G2 (Telephone: 604-267-6000).

1.3 Selected Annual Information

All financial information is reported in U.S. dollars unless otherwise noted. Our audited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP).

                                As at December  As at December  As at December
                                    31, 2005        31, 2004        31, 2003
(US Dollars)                           $               $               $
Results of operations:
Revenue                                    --              --              --
Loss from operations              (11,822,274)     (9,917,889)     (4,995,624)
Loss from continuing operations   (11,997,344)     (9,916,215)     (4,921,650)
Net loss per Cdn GAAP             (11,997,344)     (9,916,215)     (4,984,681)
Net loss per US GAAP              (13,124,724)     (8,405,184)     (4,984,681)
Net loss per share Cdn GAAP          (0.11)          (0.12)           (0.09)
Net loss per share US GAAP           (0.12)          (0.10)           (0.09)
Net loss from continuing
   Operation per share               (0.11)          (0.12)           (0.09)

Financial position at year-end
Total assets, Cdn GAAP             16,962,573      13,198,698       3,759,605
Total assets, US GAAP              16,962,573      13,198,698       3,759,605
Total liabilities, Cdn GAAP         8,670,165       8,911,500       2,035,168
Total liabilities, US GAAP          8,692,977       8,911,500       2,035,168

Shareholder's equity, Cdn GAAP      8,292,408       4,287,198       1,724,437
Shareholder's equity, US GAAP       8,269,596       4,287,198       1,724,437

Common shares issued              123,211,875      93,129,798      69,915,654

1.4 Results of Operations

In 2006, Dynamotive continued its research and development and commercialization activities related to its BioOil technology along with business development activities to develop initial commercial projects and market acceptance of BioOil. Operations were focused in Canada, including initial commercial sales from the Company's BioOil Co-Generation plant in West Lorne, Ontario. Business Development activities accelerated both inside Canada and internationally and the Company completed its first initial plant license and territorial license and plant license in Eastern Europe and Australia.

Dynamotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2006 compared to the nine-month period ended September 30, 2005

The Company is engaged in the development of its core technologies and as such, it mainly expends monies on research and development activities, and on the resources and infrastructure required to develop and commercialize its products. For the three months ("quarter") ended September 30, 2006, the Company incurred a net loss of $5,386,964 or $0.03 per share. This compares to a net loss for the same quarter of the preceding fiscal year ("2005") of $2,924,073 or $0.03 per share. For the nine months ended September 30, 2006, the Company incurred a net loss of $12,440,707 ($0.08 per share). This compares to a net loss from operations for the comparable period in 2005 of $6,919,114 ($0.07 per share). The increase in the level of losses incurred in 2006, compared to 2005, was attributable to the general increase of overhead expenses including marketing and business development, research and development, general & administrative expenses and write-down on long-term assets. This increase is consistent with the Company's increased business development and project development activities.

Revenue

Revenue for the third quarter ending September 30, 2006 was $nil compared to $nil for the same quarter in 2005. Revenue for the first nine months in 2006 was $nil compared to $nil for the same period in 2005.

Interest and other income increased to $191,283 in the third quarter of 2006 compared to $19,505 in the same quarter in 2005. Interest and other income increased to $366,095 in the first nine months of 2006 compared to $20,710 in the same period in 2005. The increase in 2006 was due mainly to higher cash balances and the resultant interest income from investments in short-term money market deposits.

Deferred Revenue

During the third quarter the Company has recorded $50,000 of deferred revenue (2005 $nil). The Company has recorded $400,000 as deferred revenue in the first nine months of 2006 (2005 $nil). In total, the Company has received $500,000 from Rika Ltd. as payment for a Master License to develop project opportunities the Ukraine and the Baltic republics using Dynamotive's patented pyrolysis technology. This $500,000 is non-refundable. Dynamotive has loaned $250,000 to Rika on commercial terms as a short-term loan receivable. The $500,000 License payment less the $250,000 loan has been recorded as deferred revenue on the Company's balance sheet.

The Company has also received $150,000 from Classic Power as an initial payment on a Plant License for Guelph, Ontario, Canada. This $150,000 is non-refundable and has been recorded as deferred revenue.

Expenses

Marketing and business development expenses for the third quarter of 2006 increased to $464,385 from $195,909 for the same period in 2005. Marketing and business development expenses for the first nine months of 2006 increased to $1,394,025 from $551,751 for the same period in 2005. These increases were due to increases in business development activities and participation in a major environmental conference during the period.

For the third quarters in 2006 and 2005 the Company had expended on a quarterly basis $974,743 and $631,163 respectively, on research and development. Of these research & development expenditures, $nil and $138,430 respectively, were sponsored by government funding. The remainder of the respective quarterly expenditures were Company sponsored. For the first nine months in 2006 and 2005 the Company had expended $3,286,959 and $2,155,494 respectively, on research and development. Of these research & development expenditures, $236,344 and $515,157 respectively, were sponsored by government funding. The remainder of the respective expenditures in the nine month

Dynamotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2006 compared to the nine-month period ended September 30, 2005

Company sponsored. The increase in research and development expenses for the first nine months of 2006 was due to increased R&D activities related to fabrication of the Company's first 200 tonnes per day ("TPD") plant during the 2006 third quarter and ongoing optimization of the West Lorne plant.

The Company's agreement with Technology Partnerships Canada pertains to maximum funding of $7.4 million (C$8.235 million) through March 2006, of which $6.3 million (C$7.0 million) has been received as of September 30, 2006 and the balance $1.1 million (C$1.2 million) has been recorded as an government receivable.

General and administrative expenses in the third quarter of 2006 increased to $1,784,153 from $1,323,353 for the same quarter in 2005. General and administrative expenses in the first nine months of 2006 increased to $5,282,125 from $3,589,818 for the same period in 2005. The increase in 2006 was mainly due to increased activity in the general and administrative area, management of the Company's development activities related to its initial 200 TPD plant and an increase in non-cash compensation.

Depreciation and amortization expenses decreased to $28,997 in the third quarter of 2006 from $35,294 in the same quarter in 2005. Depreciation and amortization expenses decreased to $84,597 in the first nine months of 2006 from $102,202 in the same period in 2005. This decrease was due mainly to the write-off the 10 TPD pilot plant at the year end 2005.

Interest expenses decreased in the third quarter to $24,524 from $925,533 in the same quarter in 2005. Interest expenses decreased in the first nine months of 2006 to $446,877 from $1,084,352 in the same period in 2005. The decreases were due mainly to the decreases in acquisition of long-term and short-term debts financing. Also, all of outstanding debts were paid off during the first six months of 2006.

Currency exchange loss in the third quarter amounted to $1,445 compared to the gain $29,224 in the same quarter in 2005. Currency exchange loss in the first nine months of 2006 amounted to $248,563 compared to the gain $28,636 in the same period in 2005. These non-cash changes were due to the depreciation of the US dollar. For further explanation on foreign exchange accounting practice, please refers to Note 2 to the unaudited interim financial statements for the quarter.

Loss on write-down of long-term assets increased to $2,300,000 from $nil in the same quarter in 2005. Loss on write-down of long-term assets increased to $2,300,000 in the first nine months of 2006 from $nil in the same period in 2005. This increase was due to a write-off of specific equipment at the Company's West Lorne 100 TPD plant in Ontario as management determined its value was permanently impaired as this equipment will be removed and disposed of in 2007 as part of a planned expansion and upgrade.

Net Loss

During the third quarter of 2006, the Company recorded a net loss of $5,386,964, while the net loss for the same quarter in 2005 amounted to $2,924,073. During the first nine months of 2006, the Company recorded a net loss of $12,440,707, while the net loss for the same period in 2005 amounted to $6,919,114. The increase in loss for the first nine months of 2006 was primarily attributable to an increase in activity in all areas resulting in
(i) an increase in marketing and business development related expenses; (ii) an increase in research and development expenses; (iii) an increase in general and administrative expenses; (iv) increase in foreign exchange loss; (v) increase in loss on write-down of long-term assets, partially offset by (vi) decrease in depreciation and amortization; (vii) an increase in interest and other income; and (x) decrease in interest expense.

Dynamotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2006 compared to the nine-month period ended September 30, 2005

The basic and diluted loss per common share for the third quarter was $0.03 per share same as the third quarter in 2005. The basic and diluted loss per common share the first nine months of 2006 increased to $0.08 compared to $0.07 for the same period in 2005. The weighted average number of Common Shares for the quarter increased to 162,278,171 shares for the quarter ended September 30, 2006 from 109,672,315 for the quarter ended September 30, 2005. The weighted average number of Common Shares increased to 148,705,520 shares for the nine month period ended September 30, 2006 from 104,389,515 for the nine month period ended September 30, 2005.


1.5 Summary of Quarterly Results (Unaudited)

The following table provides summary financial data for the last eight quarters:

                                             Three months ended
                                  Sep 30      Jun 30      Mar 31      Dec 31
                                   2006        2006        2006        2005
                                             (Restated)  (Restated)
(US Dollars)                        $           $           $           $
Revenue                             --          --          --          --

Net loss                       (5,386,964) (3,755,849) (3,297,894) (5,078,230)
Net loss per share                (0.03)      (0.03)      (0.02)      (0.04)

Weighted average common
    shares outstanding        162,278,171 151,402,079 131,906,042 118,686,979



                                  Sep 30      Jun 30      Mar 31      Dec 31
                                   2005        2005        2005        2004
                                    $           $           $           $
Revenue                             --          --          --          --

Net loss                       (2,924,073) (2,221,722) (1,773,319) (4,433,230)
Net loss per share                (0.03)      (0.02)      (0.02)      (0.05)

Weighted average common
    shares outstanding        109,672,315 104,343,348  98,781,196  88,161,929

Dynamotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2006 compared to the nine-month period ended September 30, 2005


1.6 Liquidity

Principal sources of liquidity during the quarter ended September 30, 2006 were (i) $1,015,924 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company's Common Shares; (ii) $253,333 in deposits for Common Shares to be issued in the remainder of 2006 pursuant to private placement offerings commenced in second quarter 2004 and second quarter 2006; (iii) $381,773 decrease in government grants receivable; and (vi) $50,000 increase in deferred revenue. Principal sources of liquidity during the nine months ended September 30, 2006 were (i) $24,723,410 in net proceeds from private placement offerings of the Company's Common Shares; (ii) $253,333 in deposits for Common Shares to be issued in the remainder of 2006 pursuant to private placement offerings commenced in second quarter 2004 and second quarter 2006; (iii) $500,000 increase in joint-venture deposit received; (iv) $400,000 increase in deferred revenue; partially offset by (v) $474,036 increase in government grants receivable; and (vi) $830,013 repayment of long term loan.

For the quarter ended September 30, 2005 the principal sources of liquidity were (i) $3,305,069 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company's Common Shares; (ii) $115,000 in deposits for Common Shares to be issued in the remainder of 2005 pursuant to private placement offerings commenced in second quarter 2004; and offset by (iii) $616,765 increase in government grants receivable, and (iv) $500,000 decrease in short-term convertible note. Principal sources of liquidity during the nine months ended September 30, 2005 were (i) $825,000 proceeds from short-term convertible notes; (ii) $6,206,650 in net proceeds from private placement offerings of the Company's Common Shares; (iii) $279,298 in deposits for Common Shares to be issued in the remainder of 2005 pursuant to private placement offerings commenced in second quarter 2004; partially offset by (iv) $164,298 decrease in project deposits; (v) $781,850 increase in government grants receivable; and (vi) $42,331 repayment of short term loan.

Overall change in cash position during the third quarter of 2006 was a decrease in cash of $4,948,922 as compared to an increase of $484,302 during the same quarter in 2005. Overall change in cash position during the first nine months of 2006 was an increase in cash of $10,340,111 as compared to an increase in cash of $417,889 during the same period in 2005. Overall cash flows increased during 2006 due to significantly increased financing activities and the completion of construction of the West Lorne Project in 2005.

During the third quarter ended September 30, 2006, the Company generated cash from financing activities of $1,701,030 and, used cash in operating activities and investing activities of $4,175,163 and $2,470,411, respectively. During the first nine months ended September 30, 2006, the Company generated cash from financing activities of $24,572,694, and used cash in operating activities and investing activities of $10,269,858 and $4,008,880, respectively.

The net amount of cash used in operating activities in the third quarter of 2006 increased to $4,175,163 from cash used of $2,467,088 in the third quarter of 2005. Cash used in operating activities in the third quarter 2006 consisted of a net loss from operations for the third quarter 2006 of $5,386,964 and a net change in non-cash working capital balances related to operations of $1,805,135 that were partially offset by (i) non-cash equity compensation expenses of $686,494, (ii) depreciation and amortization of non-cash items in the sum of $28,997, (iii) translation loss of $1,445, and (iv) loss on write-down of long term assets of $2,300,000. Cash used in operating activities in the third quarter 2005 consisted of a net loss from operations for the third quarter 2005 of $2,924,073, a net change in non-cash working capital balances related to operations of $883,127, and $29,324 of translation gain that were partially offset by (i) non-cash equity compensation expenses of $1,334,142, and (ii) depreciation and amortization of non-cash items in the sum of $35,294.

Dynamotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2006 compared to the nine-month period ended September 30, 2005

Financing activities during the third quarter 2006 generated a net increase in cash of $1,701,030, primarily from the exercise of warrants and options for cash. Financing activities during the third quarter 2005 generated a net increase in cash of $2,303,304, primarily from the Company's private placements of Common Shares.

Financing activities during the first nine months of 2006 generated a net increase in cash of $24,572,694, primarily from the Company's private placements of Common Shares. Financing activities during the first nine months of 2005 generated a net increase in cash of $6,322,469, primarily from the increase in short term convertible note and Company's private placements of common shares.

Investing activities in the third quarter 2006 resulted in use of cash, net of grants and disposal, in the amount of $2,470,411 including $2,363,994 was incurred in the acquisition of capital assets, $100,000 was incurred in the purchase IPO shares of Renewable Oil Corp and $6,417 was expended on patents. Investing activities in the third quarter 2005 resulted in an increase of cash, net of grants and disposal, in the amount of $640,553. Of this amount, $650,791 was from government funding recorded subsequent to the acquisition of capital assets and $10,238 expended on patents.

Investing activities in the first nine months of 2006 resulted in use of cash, net of grants and disposal, in the amount of $4,008,880. Of this amount,
$4,065,042 was incurred in the acquisition of capital assets,   $16,651 was
expended on patents, $100,000 was incurred in the purchase IPO shares of Renewable Oil Corp, and that were partially offset by a $172,813 decrease in restricted cash. Investing activities in the first nine months of 2005 resulted in use of cash, net of grants and disposal, in the amount of $1,877,694. Of this amount, $1,856,925 was incurred in the acquisition of capital assets, $20,769 was expended on patents.


1.7 Capital Resources

As at September 30, 2006, the Company had working capital of $9,968,195, has an accumulated deficit of $71,288,104 and has incurred a net loss of $12,440,707 for the nine months period ended September 30, 2006.

Dynamotive began generating commercial sales from its core BioOil operations but remains dependent on financing activities to fund its operations. The proceeds from the recent equity financing, together with Technology Partnerships Canada ("TPC") and Sustainable Development Technology Canada ("SDTC") funding, will be applied to finance the Company's ongoing research and development and commercial demonstration activities and to support its efforts to obtain the award of customer contracts. Dynamotive will be required to raise sufficient additional funds to finance its commercialization strategy. The raising of additional finance to fund operations is subject to uncertainty. There is no assurance that such financing will be available on commercially reasonable terms, if at all. Dynamotive's operations are subject to all of the risks inherent in the establishment of a new business enterprise and in particular Dynamotive will require significant additional financing in the future to develop and market its technology to its full potential.

During the first quarter of 2004, the Company signed a Contribution Agreement with SDTC whereby SDTC will contribute $4.5 million (C$5 million) to the capital cost of the Company's West Lorne 100 TPD BioOil co-generation project development. This amount is a grant and is accounted for as a reduction in the capital cost of the project. As of September 30, 2006, the Company received payment of $4.0 million (C$4.5 million) from SDTC.

Dynamotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2006 compared to the nine-month period ended September 30, 2005

In addition to contemplated equity offerings during 2006, the Company expects to receive the remaining amounts claimed from the TPC program for research & development and demonstration project related expenditures and from SDTC as described above. The Company expects to receive in 2006 the US$1.1 million (C$1.2 million) remaining in the TPC project funding and the $0.45 million (C$0.5 million) remaining in the SDTC project funding.

During the first quarter of 2006, the Company raised subscription funds of $10.1 million relating to the private placement commenced during the first quarter of 2004 at subscription prices ranging from $0.62 to $1.06 per share.
13.0 million Shares and 2.7 million Common Share Purchase Warrants were issued as a result of this funding.

During the second quarter of 2006, the Company raised total subscription funds of $9.3 million from private placement commenced during the first quarter of 2004 ($0.2 million at subscription prices ranging from $0.81 to $1.35 per share) and from the private placement commenced during the second quarter of 2006 ($9.1 million at subscription prices ranging from $0.86 to $1.33 per share). 8.0 million Shares and 4.0 million Common Share Purchase Warrants were issued as a result of these subscriptions.

In the third quarter of 2006, the Company did not raise any subscription funds from private placements and therefore no Share and Common Share Purchase Warrant were issued in this regard.

With the current cash on hand and anticipated license and product payment receipts, the Company believes it has sufficient funding for its continued operations and the commercialization of its Fast Pyrolysis technologies through the year 2006. Given market conditions and other factors, there can be no guarantee that the Company will be successful in securing additional finance. If adequate funds are not available on acceptable terms when needed, the Company may be required to delay, scale-back or eliminate the manufacturing, marketing or sales of one or more of its products or research and development programs.

The Company's 2006 financing plan is structured to enable construction of the Company's first 200 tonne per day ("tpd") BioOil manufacturing facility and to launch construction of a second 200 tpd plant. The core of the strategy surrounds market and project based equity financing that minimizes equity dilution while raising sufficient capital for operations and projects. In addition, the Company will seek asset backed debt financing if such facilities are available on reasonable commercial terms.

In connection with the Company's first 200 TPD project, the Company has outstanding construction commitments of approximately $4.5 million and expects the project to be mechanically completed in early 2007.

The Company's funding plan for 2006 is structured so that equity placements explained above will maintain Company and project operations. Additionally, the Company contemplates a private placement and project finance strategy which, with government contributions, other project funding and cash receipts, are expected to fund the 200 TPD projects which are expected to be developed during 2006 and into 2007. Any delay in securing project funding for a project will delay the construction and commissioning of that project.

In August 2006, the Company has agreed financial terms relating to the West Lorne Project with the supplier of the biomass-fuelled power generation turbine. The final agreement of $3.25 (C$3.6 million) included $900,000 (C$1 million) in restricted common share at a 10% discount to the closing price as of the date of agreement. Warrantee and services for the next three years are included in the contract price.

Dynamotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2006 compared to the nine-month period ended September 30, 2005


1.8 Off-Balance Sheet Arrangements

None.


1.9 Transactions with Related Parties

The transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties. The Company had the following transactions with related parties during the period:

Consulting fees and salaries of $326,898 for the quarter (2005 - $157,100) have been accrued and paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $29,500 (2005 - $ nil) paid by stock based compensation. For the nine month period ended September 30, 2006, consulting fees and salaries of $852,151 (2005 - $479,209) have been accrued and paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $29,500 (2005 - $ nil) paid by stock based compensation.

As at September 30, 2006, $101,482 (2005 - $57,170) was paid to a Director of the Company in connection with research and development for the Company's BioOil technology and related products.


1.10 Fourth Quarter

Not applicable.


1.11 Proposed Transactions

During the first quarter of 2006 the Company signed preliminary agreements and in the third quarter completed final agreements with Consensus Business Group ("CBG") to fund a biomass reserve company (the "DBRC" 51% to Dynamotive and 49% to CBG) and to sell a 20% interest in its European development company ("DEL") in exchange for a share of profits from a CBG subsidiary. Related to these preliminary agreements, CBG has advanced $500,000 as an equity investment in the Reserve Company and has invested $2 million in Dynamotive equity on the understanding that Dynamotive will loan $2 million to DEL on commercial terms. CBG has also agreed to pay the Company a further $1.5 million on the condition that the Company transfer certain project opportunities to DBRC, invest $500,000 in DBRC's equity and loan $1 million to DBRC on commercial terms.


1.12 Critical Accounting Estimates

Not applicable. The Company is a venture issuer.


1.13 Changes in Accounting Policies including Initial Adoption

Not applicable.

Dynamotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2006 compared to the nine-month period ended September 30, 2005


1.14 Financial Instruments and Other Instruments

None.


1.15 Other MD&A Requirements

1.15.1 Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Report, is available on SEDAR at www.sedar.com.


1.15.2 Additional Disclosure for Venture Issuers Without Significant Revenue

(a) Capitalized or expensed exploration and development costs;

 Not applicable.


(b) expensed research and development costs;

Research and Development Expenses
Breakdown by major category:
                                    Three Months Ended      Nine Months Ended
                                       September 30,          September 30,
                                     2006        2005        2006       2005
                                                          (Restated)
                               -----------------------------------------------
                                       $           $           $          $
   Material                        209,205      221,548     757,628 1,171,980
   Salaries and Benefits           109,317      111,521     432,503   371,073
   Engineering and consulting
     fees                          500,208      291,635   1,914,058   596,384
   Miscellaneous Costs             156,013        6,459     182,770    16,057
                               -----------------------------------------------
                                   974,743      631,163   3,286,959 2,155,494
   Less: Government assistance
         programs                              (138,430)   (236,344) (515,157)
                                ----------------------------------------------
                                   974,743      492,733   3,050,615 1,640,337
                                ==============================================

(c) deferred development costs;

Not applicable.

Dynamotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2006 compared to the nine-month period ended September 30, 2005

(d) general and administration expenses;

Breakdown by major category:
                                    Three Months Ended      Nine Months Ended
                                       September 30,          September 30,
                                     2006        2005        2006       2005
                               -----------------------------------------------
                                       $           $           $          $
   Office supplies, telephone
     and insurance                 116,236      102,804     367,068   323,680
   Professional fees               301,285      (21,218)    756,044   156,237
   Rent                             59,193       54,749     151,151   152,468
   General and admin. salaries
     and benefits                1,307,439    1,187,018   4,007,862 2,957,433
                               -----------------------------------------------
                                 1,784,153    1,323,353   5,282,125 3,589,818
                               ===============================================


(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

1.15.3 Disclosure of Outstanding Share Data

The required disclosure is presented in the Notes to Consolidated Financial Statements.

All financial information is reported in U.S. dollars unless otherwise noted. Our unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain statements in this quarterly report may constitute "forward-looking" statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Law of 1995. Such forward-looking statements are based on management's current expectations, beliefs, intentions or strategies for the future, which are indicated by words such as "may, expects, intends, anticipates, believes, estimates and forecasts" and other similar words. All forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such factors include, among other things: technological changes or changes in the competitive environment adversely affecting the products, markets, revenues or margins of our business; changes in general economic, financial or business conditions adversely affecting the business or the markets in which we operate; our ability to attract and retain customers and business partners; the ability to provide capital requirements for product development, operations and marketing; and, our dependency on third party suppliers. Investors are expected to review the section in Management's Discussion and Analysis in the 2005 Annual Report on Form 20-F entitled "Risk Factors" for a more complete discussion of factors that could affect Dynamotive's future performance.


1.16 Corporate Governance

A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable. The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board's review is accomplished principally through the audit committee, which meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee whose recommendations are followed with regard to executive compensation. From time to time the Board may also form special sub-committees, which must investigate and report to the Board on specific topics.